SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-EIGHTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for the due purposes, that 03/24/2021, at 4:18 pm, the 887th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”), with the closing of the works registered at 4:50 pm. The meeting took place by videoconference in an exclusively remote environment - Cisco Webex Meetings. The chairman RUY FLAKS SCHNEIDER (RFS) remotely assumed the chairmanship of the work. The Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), LÚCIA MARIA MARTINS CASASANTA (LMC), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), FELIPE VILLELA DIAS (FVD) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated in the remote meeting via videoconference. There was no record of absences, thus understood as the non-participation in any of the blocks of the meeting. As prescribed in art. 28, caput, of the Eletrobras Bylaws, this conclave must be installed with the presence of the majority of its members, and its decisions must be taken, as a general rule, by the majority of those present. The meeting was installed with the presence of ten members, in compliance with the minimum installation quorum of six members. The minimum quorum for making resolutions is six members, except in cases where there is an explicit register of changes in the quorum of those present at the time of the resolution. The prior declaration of conflict of interest on the part of the Director and his momentary absence from the conclave entails his subtraction from the quorum calculation to take the resolution in which is in conflict. RESOLUTIONS: DEL-027, of March 24, 2021 - Call for Eletrobras' 61st AGM. RES 151, dated 3.22.2021. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, and embodied in a decision of the Executive Board, in the favorable opinion expressed by the Audit and Risks Committee - CAE at its 171st meeting ended on 03.23.2021, at favorable opinion on the remuneration proposal issued by the Management, People and Eligibility Committee - CGPE at its 068th meeting held on March 24, 2021, in the opinions on eligibility issued by the Management, People and Eligibility Committee - CGPE regarding the nominees contained in the proposal of administration, in the support material and also in the documents below, DECIDED: Resolution of the Executive Board nº 151, of March 22, 2021; Report to the Executive Board nº. DF-015, of March 22, 2021; Executive Summary DFR-002, of 03.19.2021; Resolution of the Board of Directors no. 026, of March 19, 2021; 1. to approve the convening of the 61st Ordinary General Meeting - Annual Shareholders' Meeting, to be held in the fully digital model, within a minimum period of 30 (thirty) days, counted from the date of its publication, under the terms of the Call Notice and of the Administration and its Attachments; 2. to determine that the Financial and Investor Relations Department - DF adopt the necessary measures for the call referred to in item 1, and that the Investor Relations Superintendence - DFR, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. The resolution referred to was approved by a majority of those present, with the exception of the disapproval votes of the FVD and MRC Directors, only in the part that concerns the management compensation proposal. The MRC Adviser qualified his vote under the following terms: “I register my vote against the management compensation proposal. I do not recognize the authority of SEST to determine the opinion of this collegiate body, but rather to direct the vote of the controller at the meeting. I understand that we should propose to shareholders what we consider appropriate, in the best interest of Eletrobras, thus fulfilling the duty of loyalty provided for in Article 153 of Law 6,404. The officers have not had an adjustment for at least 5 years, creating an enormous risk of discontinuity and inability to attract managers to Eletrobras. My vote is for the application, at least, of the percentage of readjustment that was applied to Eletrobras employees in this period, of 37.9%”. The FVD Director referred to the aforementioned voting qualification. The absence of Directors WFJ and LMC was also recorded exclusively in the discussion and appreciation part of the compensation proposal, which deals with the Variable Remuneration of the Directors, with the aforementioned Directors having previously raised a punctual situation of conflict of interest, since they are within the scope of the Board of Directors. list of beneficiaries of the referred program (2018, 2019 and 2020 financial years). This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, April 03, 2021

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.